United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Interim Financial Statements

September 30, 2021

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying consolidated and parent company interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2021, which comprises the parent company and consolidated statements of financial position as of September 30, 2021 and the respective parent company and consolidated income statements and the statements of comprehensive income for the three and nine-month periods then ended, the statement of changes in equity for the nine-month period then ended, the parent company statement of cash flows for the nine-month period then ended and the consolidated statements of cash flows for the three and nine-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2021. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 28, 2021

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes Ltda.	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

Income Statement
In millions of Brazilian reais, except earnings per share data

				Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2021	2020	2021	2020
Net operating revenue	4(c)	66,261	57,906	223,409	129,591
Cost of goods sold and services rendered	5(a)	(30,533)	(25,893)	(86,505)	(67,775)
Gross profit		35,728	32,013	136,904	61,816

Operating expenses
Selling and administrative expenses	5(b)	(603)	(684)	(1,889)	(1,864)
Research and evaluation expenses		(708)	(563)	(2,003)	(1,476)
Pre-operating and operational stoppage	3 and 20	(858)	(1,011)	(2,648)	(3,480)
Brumadinho event	20	(847)	(613)	(2,437)	(2,014)
Other operating expenses, net	5(c)	(162)	(612)	(638)	(2,161)
		(3,178)	(3,483)	(9,615)	(10,995)
Impairment and disposals of non-current assets	12 and 15	(12,622)	(1,608)	(15,700)	(4,004)
Operating income		19,928	26,922	111,589	46,817

Financial income	6	475	370	1,331	1,576
Financial expenses	6	(678)	(6,571)	(9,178)	(11,993)
Other financial items, net	6	(1,736)	(1,179)	7,594	(10,040)
Equity results and other results in associates and joint ventures	13 and 21	670	(211)	(1,688)	(3,763)
Income before income taxes		18,659	19,331	109,648	22,597

Income taxes	7(b)
Current tax		(12,867)	(4,018)	(27,409)	(7,352)
Deferred tax		14,782	(241)	8,356	5,341
		1,915	(4,259)	(19,053)	(2,011)

Net income		20,574	15,072	90,595	20,586
Net income (loss) attributable to non-controlling interests		371	(543)	(267)	(1,302)
Net income attributable to Vale's stockholders		20,203	15,615	90,862	21,888

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:
Common share (R$)	8	3.98	3.04	17.94	4.27

The accompanying notes are an integral part of these interim financial statements.

Income Statement
In millions of Brazilian reais, except earnings per share data

			Parent company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net operating revenue	72,587	39,698	178,123	83,346
Cost of goods sold and services rendered	(16,689)	(11,939)	(44,094)	(30,498)
Gross profit	55,898	27,759	134,029	52,848

Operating income (expenses)
Selling and administrative expenses	(281)	(344)	(986)	(944)
Research and evaluation expenses	(407)	(241)	(974)	(621)
Pre-operating and operational stoppage	(470)	(957)	(1,797)	(3,118)
Equity results and others results from subsidiaries	(25,999)	3,461	(2,800)	3,456
Brumadinho event	(847)	(613)	(2,437)	(2,014)
Other operating expenses, net	(424)	(747)	(1,385)	(2,590)
	(28,428)	559	(10,379)	(5,831)
Impairment and disposals of non-current assets	(212)	(76)	(335)	(214)
Operating income	27,258	28,242	123,315	46,803

Financial income	292	74	608	626
Financial expenses	(624)	(6,409)	(8,809)	(11,822)
Other financial items, net	(1,836)	(1,373)	832	(8,187)
Equity results and other results in associates and joint ventures	670	(211)	(1,688)	(3,763)
Income before income taxes	25,760	20,323	114,258	23,657

Income taxes
Current tax	(12,388)	(3,298)	(25,654)	(5,713)
Deferred tax	6,831	(1,410)	2,258	3,944
	(5,557)	(4,708)	(23,396)	(1,769)

Net income attributable to Vale's stockholders	20,203	15,615	90,862	21,888

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:
Common share (R$)	3.98	3.04	17.94	4.27

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

			Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income	20,574	15,072	90,595	20,586
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Retirement benefit obligations (note 24)	498	422	2,270	(624)
Fair value adjustment to investment in equity securities (note 11)	834	815	1,901	312
	1,332	1,237	4,171	(312)

Items that may be reclassified to the income statement
Translation adjustments	7,310	3,753	3,009	25,967
Net investments hedge (note 16)	(662)	(458)	(441)	(3,484)
Net cash flow hedge (note 16)	50	(299)	(56)	(291)
Reclassification of cumulative translation adjustment to net income (note 12)	(48)	-	(8,490)	-
	6,650	2,996	(5,978)	22,192
Total comprehensive income	28,556	19,305	88,788	42,466
Comprehensive income (loss) attributable to non-controlling interests	688	(726)	(108)	(2,976)
Comprehensive income attributable to Vale's stockholders	27,868	20,031	88,896	45,442

			Parent company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income	20,203	15,615	90,862	21,888
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Retirement benefit obligations	(7)	210	(17)	191
Fair value adjustment to investment in equity securities	685	680	1,559	344
Equity results	654	347	2,629	(847)
	1,332	1,237	4,171	(312)

Items that may be reclassified to the income statement
Translation adjustments	6,993	3,936	2,850	27,641
Net investments hedge	(662)	(458)	(441)	(3,484)
Net cash flow hedge	31	-	56	-
Equity results	19	(299)	(112)	(291)
Reclassification of cumulative translation adjustment to net income	(48)	-	(8,490)	-
	6,333	3,179	(6,137)	23,866
Total comprehensive income	27,868	20,031	88,896	45,442

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Cash flow from operations (a)	53,261	29,916	149,534	50,141
Interest on loans and borrowings paid (note 19)	(904)	(1,117)	(3,204)	(3,126)
Cash received (paid) on settlement of derivatives, net (note 16)	114	(672)	(674)	62
Interest on participative stockholders' debentures paid (note 18)	-	-	(1,073)	(506)
Income taxes (including the settlement program)	(5,172)	(2,509)	(18,301)	(6,189)
Net cash provided by operating activities	47,299	25,618	126,282	40,382

Cash flow from investing activities:
Capital expenditures (notes 14 and 15)	(6,526)	(4,693)	(18,099)	(14,893)
Additions to investments (note 13)	-	(1)	(237)	(366)
Acquisition of NLC, net of cash (note 12)	-	-	(11,800)	-
Disbursement related to the disposal of VNC (note 12)	-	-	(3,134)	-
Dividends received from associates and joint ventures (note 13)	24	10	254	419
Short-term investment	2,193	-	834	3,318
Investment fund applications	-	(172)	-	(672)
Other investments activities, net	98	(557)	(959)	(1,562)
Net cash used in investing activities	(4,211)	(5,413)	(33,141)	(13,756)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 19)	-	9,585	1,633	34,004
Payments of loans and borrowings from third-parties (note 19)	(573)	(29,368)	(8,506)	(31,674)
Lease payments (note 19)	(297)	(244)	(860)	(726)
Dividends and interest on capital paid to stockholders (note 25)	(40,200)	(18,492)	(73,112)	(18,492)
Dividends and interest on capital paid to non-controlling interest	(16)	(15)	(47)	(56)
Share buyback program (note 25)	(14,854)	-	(25,261)	-
Net cash used in financing activities	(55,940)	(38,534)	(106,153)	(16,944)

Increase (decrease) in cash and cash equivalents	(12,852)	(18,329)	(13,012)	9,682
Cash and cash equivalents at the beginning of the period	68,275	66,333	70,086	29,627
Effects of exchange rate changes on cash and cash equivalents	3,634	1,885	1,983	10,580
Cash and cash equivalents at end of the period	59,057	49,889	59,057	49,889

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	75	67	235	274

Cash flow from operating activities:
Income before income taxes	18,659	19,331	109,648	22,597
Adjusted for:
Provisions related to Brumadinho event (note 20)	-	-	-	108
Equity results and other results in associates and joint ventures (note 13)	(670)	211	1,688	3,763
Impairment and disposal of non-current assets	12,622	1,608	15,700	4,004
Depreciation, depletion and amortization	3,657	4,162	12,146	12,174
Financial results, net (note 6)	1,939	7,380	253	20,457
Changes in assets and liabilities:
Accounts receivable	20,399	(1,513)	22,351	(4,031)
Inventories	(2,984)	(1,626)	(4,952)	(3,157)
Suppliers and contractors (i)	1,851	1,064	1,969	(1,260)
Provision - Payroll, related charges and other remunerations	305	792	(886)	538
Payments related to Brumadinho event (note 20) (ii)	(973)	(1,176)	(3,410)	(2,975)
Other assets and liabilities, net	(1,544)	(317)	(4,973)	(2,077)
Cash flow from operations (a)	53,261	29,916	149,534	50,141

(i) Includes variable lease payments.

(ii) In addition, the Company has incurred in expenses in the amount of R$847 and R$2,437 for the three and nine-month periods ended September 30, 2021, respectively (R$613 and R$1,906 for the three and nine-month periods ended September 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Nine-month period ended September 30,
	2021	2020
Cash flow from operations (a)	144,605	34,181
Interest on loans and borrowings paid	(3,993)	(4,426)
Cash paid on settlement of Derivatives, net	(896)	(735)
Interest on participative stockholders' debentures paid	(1,073)	(506)
Income taxes (including the settlement program)	(16,439)	(5,379)
Net cash provided by operating activities	122,204	23,135

Cash flow from investing activities:
Capital expenditures	(10,644)	(7,534)
Additions to investments	(598)	(1,563)
Proceeds from disposal of assets and investments	59	174
Dividends received from associates and joint ventures	254	422
Short-term investment	542	3,234
Investment fund applications	-	(672)
Other investments activities, net (i)	(11,005)	7,807
Net cash used in investing activities	(21,392)	1,868

Cash flow from financing activities:
Loans and borrowings from third-parties	1,633	25
Payments of loans and borrowings from third-parties	(7,913)	(3,210)
Lease payments	(204)	(136)
Dividends and interest on capital paid to stockholders	(73,112)	(18,492)
Share buyback program	(15,574)	-
Net cash used in financing activities	(95,170)	(21,813)

Increase in cash and cash equivalents	5,642	3,190
Cash and cash equivalents at the beginning of the period	14,609	9,597
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	1,195	188
Cash and cash equivalents at end of the period	21,446	12,975

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	235	274

Cash flow from operating activities:
Income before income taxes	114,258	23,657
Adjustments for:
Provisions related to Brumadinho event	-	108
Equity results and others results from subsidiaries	2,800	(3,456)
Equity results and other results in associates and joint ventures	1,688	3,763
Impairment and disposal of non-current assets	335	214
Depreciation, depletion and amortization	6,266	5,984
Financial results, net	7,369	19,383
Changes in assets and liabilities:
Accounts receivable	17,201	(14,555)
Inventories	(401)	(853)
Suppliers and contractors (ii)	1,400	(116)
Provision - Payroll, related charges and other remunerations	(148)	539
Payments related to Brumadinho event (note 20) (iii)	(3,410)	(2,975)
Other assets and liabilities, net	(2,753)	2,488
Cash flow from operations (a)	144,605	34,181

(i) Includes loans and advances with related parties.

(ii) Includes variable lease payments.

(iii) In addition, the Company has incurred in expenses in the amount of R$847 and R$2,437 for the three and nine-month periods ended September 30, 2021, respectively (R$613 and R$1,906 for the three and nine-month periods ended September 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	19	59,057	70,086	21,446	14,609
Short-term investments	19	2,834	4,006	892	1,811
Accounts receivable	9	4,747	25,944	30,175	46,559
Other financial assets	11	7,430	1,707	6,144	37
Inventories	10	27,659	21,103	7,536	6,142
Recoverable taxes		4,484	2,646	2,192	1,036
Others		2,199	1,313	1,510	2,199
		108,410	126,805	69,895	72,393

Non-current assets held for sale	12	326	-	-	-
		108,736	126,805	69,895	72,393
Non-current assets
Judicial deposits	23(c)	6,644	6,591	6,495	6,265
Other financial assets	11	883	9,271	562	3,838
Recoverable taxes		7,188	5,670	3,704	2,244
Deferred income taxes	7(a)	62,020	53,711	44,618	42,760
Others		3,710	3,380	938	725
		80,445	78,623	56,317	55,832

Investments	13	11,418	10,557	164,071	181,319
Intangible	14	48,483	48,309	27,908	28,243
Property, plant and equipment	15	223,492	213,836	118,273	111,338
		363,838	351,325	366,569	376,732
Total assets		472,574	478,130	436,464	449,125
Liabilities
Current liabilities
Suppliers and contractors		22,282	17,496	12,356	11,601
Loans, borrowings and leases	19	7,318	5,901	3,446	3,804
Other financial liabilities	11	8,472	9,906	7,185	4,747
Taxes payable		14,112	4,950	13,295	3,509
Settlement program ("REFIS")	7(c)	1,793	1,769	1,793	1,733
Liabilities related to associates and joint ventures	21	8,437	4,554	8,437	4,554
Provisions	22	6,400	9,711	4,423	4,819
Liabilities related to Brumadinho	20	12,709	9,925	12,709	9,925
De-characterization of dams	20	2,367	1,981	2,367	1,981
Dividends payable		193	6,342	177	6,342
Others		3,290	3,303	3,309	3,960
		87,373	75,838	69,497	56,975
Liabilities associated with non-current assets held for sale	12	69	-	-	-
		87,442	75,838	69,497	56,975
Non-current liabilities
Loans, borrowings and leases	19	66,578	72,187	15,256	21,646
Participative stockholders' debentures	18	22,452	17,737	22,452	17,737
Other financial liabilities	11	15,366	23,719	95,545	107,470
Settlement program ("REFIS")	7(c)	11,314	12,493	11,314	12,245
Deferred income taxes	7(a)	10,486	9,198	-	-
Provisions	22	39,566	43,829	14,117	13,016
Liabilities related to Brumadinho	20	10,988	13,849	10,988	13,849
De-characterization of dams	20	7,732	9,916	7,732	9,916
Liabilities related to associates and joint ventures	21	3,885	6,228	3,885	6,228
Streaming transactions		10,532	10,419	-	-
Others		766	1,731	4,382	4,258
		199,665	221,306	185,671	206,365
Total liabilities		287,107	297,144	255,168	263,340

Stockholders' equity	25
Equity attributable to Vale's stockholders		181,296	185,785	181,296	185,785
Equity attributable to non-controlling interests		4,171	(4,799)	-	-
Total stockholders' equity		185,467	180,986	181,296	185,785
Total liabilities and stockholders' equity		472,574	478,130	436,464	449,125

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income (loss)	-	-	-	-	-	-	90,862	90,862	(267)	90,595
Other comprehensive income	-	-	-	-	3,943	(5,909)	-	(1,966)	159	(1,807)
Dividends and interest on capital of Vale's stockholders (note 25)	-	-	(22,935)	-	-	-	(43,834)	(66,769)	-	(66,769)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(141)	(141)
Acquisition and disposal of non-controlling interest (note 12)	-	-	-	-	(1,666)	-	-	(1,666)	9,219	7,553
Share buyback program (note 25)	-	-	-	(25,261)	-	-	-	(25,261)	-	(25,261)
Share-based payment (note 24)	-	-	-	-	274	-	-	274	-	274
Treasury shares utilized in the period (note 25)	-	-	-	37	-	-	-	37	-	37
Treasury shares cancellation (note 25)	-	-	-	6,347	-	-	(6,347)	-	-	-
Balance at September 30, 2021	77,300	3,634	13,663	(25,329)	(4,756)	76,103	40,681	181,296	4,171	185,467

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)	-	-	-	-	-	-	21,888	21,888	(1,302)	20,586
Other comprehensive income	-	-	-	-	(1,470)	25,024	-	23,554	(1,674)	21,880
Dividends and interest on capital of Vale's stockholders	-	-	(12,350)	-	-	-	-	(12,350)	-	(12,350)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(42)	(42)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	71	71
Treasury shares utilized in the period (note 25)	-	-	-	68	-	-	-	68	-	68
Balance at September 30, 2020	77,300	3,634	16,227	(6,452)	(7,143)	89,186	21,888	194,640	(7,278)	187,362

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company

	Nine-month period ended September 30,
	2021	2020	2021	2020
Generation of value added
Gross revenue
Revenue from products and services	226,085	130,618	180,645	84,263
Revenue from the construction of own assets	6,439	4,194	2,472	1,617
Other revenues	2,129	797	1,401	479
Less:
Cost of products, goods and services sold	(28,997)	(19,050)	(16,457)	(9,806)
Material, energy, third-party services and other	(32,316)	(27,572)	(10,342)	(8,203)
Impairment of non-current assets and others results	(15,700)	(4,004)	(335)	(214)
Brumadinho event	(2,437)	(2,014)	(2,437)	(2,014)
Other costs and expenses	(12,395)	(11,253)	(6,422)	(6,965)
Gross value added	142,808	71,716	148,525	59,157
Depreciation, amortization and depletion	(12,146)	(12,174)	(6,266)	(5,984)
Net value added	130,662	59,542	142,259	53,173

Received from third parties
Equity results from entities	(1,688)	(3,763)	(4,488)	(307)
Financial income	3,709	9,159	3,568	7,622
Total value added to be distributed	132,683	64,938	141,339	60,488

Personnel and charges	7,154	6,303	3,987	2,998
Taxes and contributions	29,768	8,257	33,548	7,478
Interest (net derivatives and monetary and exchange rate variation)	3,725	29,318	10,803	26,795
Other remunerations of third party funds	1,441	474	2,139	1,329
Dividends and interest on capital	-	12,350	-	12,350
Reinvested net income	90,862	9,538	90,862	9,538
Loss attributable to noncontrolling interest	(267)	(1,302)	-	-
Distributed value added	132,683	64,938	141,339	60,488

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.            Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, coking and thermal coal, manganese ore, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.            Basis of preparation of the interim financial statements

a)            Statement of compliance

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (Technical pronouncement - CPC 21 (R1) Interim Financial Reporting) of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company's Management.

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements.

b)            Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the change in the accounting practice for the share-based payment plans as disclosed in note 24.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Nine-month period ended
	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
United States dollar	5.4394	5.1967	5.2286	5.3772	5.3317	5.0793
Canadian dollar ("CAD")	4.2931	4.0771	4.1517	4.0366	4.2624	3.7505
Euro ("EUR")	6.2983	6.3779	6.1623	6.2876	6.3769	5.7207

These interim financial statements were authorized for issue by the Executive Committee on October 28, 2021.

3.            Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended September 30, 2021:

•	Since the announcement of the Company’s divestiture intention in the coal segment, it started looking for a potential buyer to purchase the coal assets. Due to the negotiations carried out during the current quarter, the Company decided to impair those assets in full, resulting in a loss of R$12,165 (US$2,304 million) recognized in the income statement as "Impairment and disposal of non-current assets” for the three-month period ended September 30, 2021 (note 12).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In September 2021, the Company approved and paid dividends of R$40,200 (US$7,391 million) to its shareholders (note 25).

•	In August 2021, production and maintenance employees of Sudbury, Canada, represented by United Steelworkers (“USW”) approved the new five-year collective bargaining agreement, that was previously rejected in June 2021 and led to the stoppage of the operation at that location. The agreement became effective immediately after its approval and the strike came to an end Due to the stoppage, the Company recorded expenses of R$265 (US$51 million) recognized as "Pre-operating and operational stoppage" for the three-month period ended September 30, 2021 (R$561 (US$110 million) for the nine-month period ended September 30, 2021).

•	In October 2021 (subsequent event), the Company approved the prepayment of the concession grant related to the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória Minas (“EFVM”) in the amount of R$1,871 (US$344 million) (note 11).

•	In October 2021 (subsequent event), the Superior Court of Justice issued a decision to exclude the Risoleta Neves hydroelectric plant out of the Energy Reallocation Mechanism. Therefore, the Company would be requested by the National Electric Energy Agency (“ANEEL”) and the Chamber of Electric Energy Commercialization (“CCEE”) to pay approximately R$392 (US$72 million), for which the Company has a provision as at September 30, 2021 (note 22).

•	In October 2021 (subsequent event), the Company approved a new share buyback program for its common shares, limited to a maximum of 200,000,000 common shares and their respective ADRs due to the upcoming conclusion of the current program in place as the cap number approved is close to being reached (note 25).

4.            Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

The Company has allocated the financial information of Vale Nouvelle-Calédonie SAS (“VNC”) operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

a)            Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended September 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	44,560	(16,038)	(162)	(276)	(317)	-	27,767
Iron ore pellets	10,492	(3,197)	(10)	(5)	(57)	-	7,223
Ferroalloys and manganese	241	(171)	4	(4)	(20)	-	50
Other ferrous products and services	489	(400)	(1)	(1)	-	-	87
	55,782	(19,806)	(169)	(286)	(394)	-	35,127

Base metals
Nickel and other products	4,681	(4,092)	311	(100)	(268)	-	532
Copper	3,549	(1,267)	(30)	(125)	(5)	-	2,122
	8,230	(5,359)	281	(225)	(273)	-	2,654

Coal	1,843	(1,639)	(27)	(8)	-	-	169

Others	406	(318)	(736)	(190)	(6)	24	(820)
	66,261	(27,122)	(651)	(709)	(673)	24	37,130

Brumadinho event	-	-	(847)	-	-	-	(847)
COVID-19	-	-	(52)	-	-	-	(52)
Total	66,261	(27,122)	(1,550)	(709)	(673)	24	36,231

	Consolidated
	Three-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	39,614	(11,110)	(270)	(164)	(649)	2	27,423
Iron ore pellets	6,416	(2,313)	7	(8)	(89)	-	4,013
Ferroalloys and manganese	274	(233)	(21)	(1)	(49)	-	(30)
Other ferrous products and services	436	(324)	2	(1)	-	8	121
	46,740	(13,980)	(282)	(174)	(787)	10	31,527

Base metals
Nickel and other products	6,543	(4,172)	(119)	(42)	(1)	-	2,209
Copper	3,156	(1,017)	(13)	(81)	(1)	-	2,044
	9,699	(5,189)	(132)	(123)	(2)	-	4,253

Coal	551	(1,726)	(28)	(47)	-	110	(1,140)

Others (i)	916	(1,095)	(728)	(220)	(12)	-	(1,139)
	57,906	(21,990)	(1,170)	(564)	(801)	120	33,501

Brumadinho event	-	-	(613)	-	-	-	(613)
COVID-19	-	-	(76)	-	-	-	(76)
Total	57,906	(21,990)	(1,859)	(564)	(801)	120	32,812

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of R$118.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	158,876	(42,275)	(609)	(686)	(1,215)	-	114,091
Iron ore pellets	27,390	(8,044)	159	(11)	(194)	114	19,414
Ferroalloys and manganese	763	(498)	(6)	(5)	(64)	-	190
Other ferrous products and services	1,541	(1,139)	15	(6)	-	-	411
	188,570	(51,956)	(441)	(708)	(1,473)	114	134,106

Base metals
Nickel and other products	20,472	(13,379)	115	(257)	(570)	-	6,381
Copper	10,239	(3,390)	(36)	(332)	(16)	-	6,465
	30,711	(16,769)	79	(589)	(586)	-	12,846

Coal	3,207	(5,180)	(18)	(29)	-	424	(1,596)

Others (i)	921	(1,195)	(1,840)	(675)	(12)	140	(2,661)
	223,409	(75,100)	(2,220)	(2,001)	(2,071)	678	142,695

Brumadinho event	-	-	(2,437)	-	-	-	(2,437)
COVID-19	-	-	(145)	-	-	-	(145)
Total	223,409	(75,100)	(4,802)	(2,001)	(2,071)	678	140,113

(i) Includes the negative EBITDA of VNC in the amount of R$358.

	Consolidated
	Nine-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	85,058	(28,001)	(677)	(402)	(2,054)	2	53,926
Iron ore pellets	15,098	(6,191)	65	(17)	(291)	283	8,947
Ferroalloys and manganese	851	(682)	(21)	(6)	(105)	-	37
Other ferrous products and services	1,222	(939)	10	(6)	-	8	295
	102,229	(35,813)	(623)	(431)	(2,450)	293	63,205

Base metals
Nickel and other products	15,608	(9,494)	(292)	(149)	(156)	-	5,517
Copper	7,674	(2,940)	(23)	(237)	(1)	-	4,473
	23,282	(12,434)	(315)	(386)	(157)	-	9,990

Coal	1,734	(5,369)	(6)	(119)	-	434	(3,326)

Others (i)	2,346	(3,023)	(2,333)	(540)	(38)	126	(3,462)
	129,591	(56,639)	(3,277)	(1,476)	(2,645)	853	66,407

Brumadinho event	-	-	(2,014)	-	-	-	(2,014)
COVID-19	-	-	(545)	-	-	-	(545)
Total	129,591	(56,639)	(5,836)	(1,476)	(2,645)	853	63,848

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of R$587.

Adjusted LAJIDA (EBITDA) is reconciled to net income as follows:

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders	20,203	15,615	90,862	21,888
Net income (loss) attributable to non-controlling interests	371	(543)	(267)	(1,302)
Net income	20,574	15,072	90,595	20,586
Depreciation, depletion and amortization	3,657	4,162	12,146	12,174
Income taxes	(1,915)	4,259	19,053	2,011
Financial results	1,939	7,380	253	20,457
LAJIDA (EBITDA)	24,255	30,873	122,047	55,228

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	(670)	211	1,688	3,763
Dividends received and interest from associates and joint ventures (i)	24	120	678	853
Impairment and disposal of non-current assets	12,622	1,608	15,700	4,004
Adjusted LAJIDA (EBITDA)	36,231	32,812	140,113	63,848

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)            Assets by segment

	Consolidated
	September 30, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	15,294	6,556	156,030	10,483	5,995	152,970
Base metals	7,006	91	107,134	6,398	91	101,593
Coal (note 12)	460	-	-	129	-	-
Others	-	4,771	8,811	-	4,471	7,582
Total	22,760	11,418	271,975	17,010	10,557	262,145

	Consolidated
	Three-month period ended September 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	3,073	714	2,150	2,160	198	2,160
Base metals	1,696	591	1,185	1,658	378	1,884
Coal (note 12)	257	-	264	146	-	-
Others (iii)	6	189	58	150	3	118
Total	5,032	1,494	3,657	4,114	579	4,162

	Consolidated
	Nine-month period ended September 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	8,807	1,750	6,734	7,136	919	6,620
Base metals	5,188	1,329	4,857	4,596	951	5,099
Coal (note 12)	607	-	350	659	-	83
Others (iii)	70	348	205	607	25	372
Total	14,672	3,427	12,146	12,998	1,895	12,174

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of R$7,133 and R$10,533 in September 30, 2021 and R$7,133 and R$10,008 in December 31, 2020, respectively.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of R$144 and R$48, respectively, for the three-month period ended on September 30, 2020 and in the amount of R$591 and R$171, respectively, for the nine-month period ended on September 30, 2020.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c)            Net operating revenue by geographic area

	Consolidated
	Three-month period ended September 30, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except USA and Brazil	1,192	415	-	-	1,607
United States of America	370	1,432	-	-	1,802
Germany	916	908	-	-	1,824
Europe, except Germany	2,862	2,253	115	-	5,230
Middle East, Africa and Oceania	2,885	21	191	-	3,097
Japan	6,752	749	77	-	7,578
China	27,994	1,257	376	-	29,627
Asia, except Japan and China	4,990	1,156	1,096	-	7,242
Brazil	7,821	39	(12)	406	8,254
Net operating revenue	55,782	8,230	1,843	406	66,261

	Consolidated
	Three-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	607	194	-	529	1,330
United States of America	546	950	-	-	1,496
Germany	231	1,617	-	-	1,848
Europe, except Germany	1,466	3,621	65	-	5,152
Middle East, Africa and Oceania	2,152	17	65	-	2,234
Japan	2,499	504	-	-	3,003
China	33,037	1,506	-	-	34,543
Asia, except Japan and China	2,926	1,134	382	-	4,442
Brazil	3,276	156	39	387	3,858
Net operating revenue	46,740	9,699	551	916	57,906

(i) Includes the reclassification of VNC in the amount of R$529.

	Consolidated
	Nine-month period ended September 30, 2021
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	3,698	1,629	-	21	5,348
United States of America	1,762	4,515	-	-	6,277
Germany	2,669	5,926	-	-	8,595
Europe, except Germany	11,314	9,218	245	-	20,777
Middle East, Africa and Oceania	7,926	62	398	-	8,386
Japan	14,655	1,904	180	-	16,739
China	110,663	3,526	700	-	114,889
Asia, except Japan and China	14,468	3,693	1,684	-	19,845
Brazil	21,415	238	-	900	22,553
Net operating revenue	188,570	30,711	3,207	921	223,409

(i) Includes the revenue of VNC in the amount of R$21.

	Consolidated
	Nine-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except USA and Brazil	1,136	645	-	1,225	3,006
United States of America	903	2,844	-	-	3,747
Germany	1,416	3,990	-	-	5,406
Europe, except Germany	3,947	7,597	462	-	12,006
Middle East, Africa and Oceania	4,745	79	308	-	5,132
Japan	5,747	1,504	56	-	7,307
China	69,168	2,900	75	-	72,143
Asia, except Japan and China	6,997	3,164	771	-	10,932
Brazil	8,170	559	62	1,121	9,912
Net operating revenue	102,229	23,282	1,734	2,346	129,591

(i) Includes the reclassification of VNC in the amount of R$1,225.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 16). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	September 30, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	21,772	100.2	+/-10%	1,141
Iron ore pellets	407	167.2	+/-10%	36
Copper	104	10,981.8	+/-10%	598

5.            Costs and expenses by nature

a)           Cost of goods sold and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Personnel	2,055	2,221	6,539	6,025
Materials and services	4,209	4,351	12,386	12,022
Fuel oil and gas	1,500	1,167	4,050	3,531
Maintenance	4,237	3,703	12,012	10,021
Royalties	2,092	1,144	5,320	2,768
Energy	902	948	2,613	2,584
Ores acquired from third parties (i)	3,312	1,494	8,823	2,829
Depreciation, depletion and amortization	3,411	3,903	11,405	11,136
Freight (ii)	6,159	5,018	15,647	11,842
Others	2,656	1,944	7,710	5,017
Total	30,533	25,893	86,505	67,775

Cost of goods sold	29,701	25,140	84,187	65,632
Cost of services rendered	832	753	2,318	2,143
Total	30,533	25,893	86,505	67,775

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price of iron ore compared to 2020.

(ii) The increase in "Freight" is mainly due to the significant increase in volumes of CFR sales and higher international freight prices reference price and the effect of the devaluation of the R$ against the US$, considering that this cost is totally denominated in US$.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, charge a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, effective in April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company did not apply this increase in the current period based on the Brazilian constitutional principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment and does not expect any impact for the year ending December 31, 2021. The Company is also evaluating other legal aspects to avoid this increase in the future.

b)        Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Selling	132	110	362	293
Personnel	150	271	689	695
Services	149	151	361	405
Depreciation and amortization	61	50	162	203
Others	111	102	315	268
Total	603	684	1,889	1,864

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

c)    Other operating expenses (income), net

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Provision for litigations	122	55	356	381
Profit sharing program	155	184	558	402
COVID-19 expenses	52	76	145	545
Others (i)	(167)	297	(421)	833
Total	162	612	638	2,161

(i) Includes the gain related to the exclusion of ICMS from the PIS and COFINS computation tax base, as detailed in note 23(e).

6.            Financial result

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Financial income
Short-term investments	368	138	731	517
Others (i)	107	232	600	1,059
	475	370	1,331	1,576
Financial expenses
Loans and borrowings gross interest (note 19)	(819)	(1,119)	(2,887)	(3,110)
Capitalized loans and borrowing costs	75	67	235	274
Participative stockholders' debentures (note 18)	825	(3,002)	(5,886)	(4,341)
Interest on REFIS	(87)	(50)	(180)	(228)
Interest on lease liabilities (note 19)	(85)	(90)	(273)	(261)
Financial guarantees (ii)	(180)	(1,905)	1,636	(2,771)
Expenses with cash tender offer redemption (note 19)	-	-	(354)	-
Others	(407)	(472)	(1,469)	(1,556)
	(678)	(6,571)	(9,178)	(11,993)
Other financial items, net
Net foreign exchange gains (losses)	1,883	(80)	1,572	(1,822)
Derivative financial instruments (note 16)	(2,393)	(1,051)	(263)	(7,866)
Reclassification of cumulative translation adjustment (note 12)	48	-	6,439	-
Indexation gains (losses), net	(1,274)	(48)	(154)	(352)
	(1,736)	(1,179)	7,594	(10,040)
Total	(1,939)	(7,380)	(253)	(20,457)

(i) During nine-month period ended on September 30, 2020, includes amounts related to Eletrobras contingent assets in the amount of R$301, due to differences of monetary adjustments and interests due over to the third convertible bonds.
(ii) Refers to the fair value adjustments on financial guarantees given to associates due to their rating improvement, leading to a decrease in the probability of default on the guaranteed loans. Further details are disclosed in note 13 and 17.

7.            Income taxes

a) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513
Effect in income statement	8,252	(104)	8,356
Transfers between asset and liabilities	34	34	-
Translation adjustment	709	369	340
Other comprehensive income	(686)	989	(1,675)
Balance at September 30, 2021	62,020	10,486	51,534

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	37,151	7,585	29,566
Effect in income statement	4,931	(410)	5,341
Translation adjustment	3,178	2,395	783
Other comprehensive income	8,950	(350)	9,300
Balance at September 30, 2020	54,210	9,220	44,990

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Income before income taxes	18,659	19,331	109,648	22,597
Income taxes at statutory rate - 34%	(6,344)	(6,573)	(37,280)	(7,683)
Adjustments that affect the basis of taxes:
Tax incentives	5,067	2,642	13,715	4,991
Equity results	358	(10)	490	(110)
Addition(reversal) of tax loss carryforward	570	596	(4)	2,555
Others	2,264	(914)	4,026	(1,764)
Income taxes	1,915	(4,259)	(19,053)	(2,011)

c) Income taxes - Settlement program (“REFIS”)

	September 30, 2021	December 31, 2020
Current liabilities	1,793	1,769
Non-current liabilities	11,314	12,493
REFIS liabilities	13,107	14,262

SELIC rate	6.25% per year	2.00% per year

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at September 30, 2021, the balance is due in 85 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate.

d) Uncertain tax positions

In September 2021, in the judgement of the leading case (RE 1.063.187), the Brazilian Federal Supreme Court (“STF”) ruled that is unconstitutional to include the gain related to the monetary adjustments, calculated based on the SELIC (Special System for Settlement and Custody), over certain tax credits on the computation of the Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"). Despite the favorable conclusion to taxpayers, the decision is not yet final, as the publication of the decision is pending and may be appealed.

Vale filed a lawsuit to discuss the matter and is awaiting for the publication of the STF decision to assess the potential effects on the eventual gain involved, which is estimated at US$35 (R$190 million). Considering that the decision is not even published, the Company's external legal advisors consider a gain is not yet probable. Therefore, the Company did not record any gain in these interim financial statements.

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders:
Net income	20,203	15,615	90,862	21,888

Thousands of shares
Weighted average number of common shares outstanding	5,080,890	5,129,911	5,065,750	5,129,475

Basic and diluted earnings per share:
Common share (R$)	3.98	3.04	17.94	4.27

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.	Accounts receivable

	Consolidated
	September 30, 2021	December 31, 2020
Accounts receivable	5,004	26,205
Expected credit loss	(257)	(261)
	4,747	25,944

Revenue related to the steel sector	89.66%	87.25%

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Impairment of accounts receivable recorded in the income statement	7	5	20	46

The decrease in the accounts receivable is mainly due to the reduction in average prices and volumes of provisional sales of iron ore.

As at September 30, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

10.	Inventories

	Consolidated
	September 30, 2021	December 31, 2020
Finished products	18,459	13,659
Work in progress	4,301	3,351
Consumable inventory	4,899	4,093
Total	27,659	21,103

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Reversal for net realizable value	153	236	156	15

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

11.    Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	659	197
Derivative financial instruments (note 16)	790	698	191	347
Investments in equity securities	6,640	-	33	3,936
Related parties (i)	-	1,009	-	4,791
	7,430	1,707	883	9,271
Other financial liabilities
Derivative financial instruments (note 16)	1,816	1,712	3,428	3,578
Related parties (i)	721	3,759	-	4,655
Financial guarantees provided (note 13 and 17)	-	-	2,926	4,558
Liabilities related to the concession grant (note 14)	2,130	1,088	9,012	10,928
Advances received	3,805	3,347	-	-
	8,472	9,906	15,366	23,719

(i) The decrease refers to the settlement of the loans due to the transaction for the acquisition of NLC, as detailed in note 12.

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The fair value of this instrument is measured using the Mosaic’s share price at the end of each financial reporting period. In addition, the Company holds an investment of R$33 (US$6 million) made in February 2021 to acquire a non-controlling interest of 3.24% in Boston Electrometallurgical Company, aiming to promote the development of a technology focused on the reduction of carbon dioxide on the steel production.

Liabilities related to the concession grant - On October 28, 2021 (subsequent event), the Board of Directors approved the prepayment in the amount of R$1,871 (US$344 million) of the concessions grant. With the prepayment, the liability will be remeasured and the outstanding balance is estimated to be R$973 (US$179 million).

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

12.	Acquisitions and divestitures

a)	Business Combinations

The Company has coking and thermal coal mining and processing operations in Mozambique. Vale Moçambique S.A. (“Vale Moçambique”) is a company controlled by Vale, with a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”) until the acquisition completed on June 22, 2021, as detailed below in (a.i). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which were a joint venture between Vale and Mitsui. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

(a.i) Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021, the Company acquired the 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of R$1,666 (US$331 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the Stockholders’ Equity for the period ended June 30,2021 as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique, and the remaining interest is held by the government of Mozambique.

(a.ii) Business combinations - NLC

Also on June 22, 2021, the acquisition was concluded with the settlement of NLC’s loans with third parties (“Project Finance”) in the amount of R$12,665 (US$2,517 million), satisfying all conditions to acquire the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

In addition, the Company has updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of R$3,880 (US$771 million) (R$4,015 (US$798 million) as at December 31, 2020) on the fair value of the loans receivable from NLC, mainly due to the decrease in the long-term price assumption for both coking and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business, after the revamp of the processing plants. The cash flows were discounted at a rate of 11.6%, and the loss was recognized as “Impairment and disposals of non-current assets” for the period ended June 30, 2021.

The fair values of identifiable assets acquired and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	865
Inventory, recoverable tax and other assets	2,128
Intangible	11,166
Property, plant and equipment	6,858
Assumed liabilities	(795)
Net identifiable assets acquired	20,223
Fair value adjustments (i)	(8,001)
Total identifiable net assets at fair value (ii)	12,222

Pre-existing relationship (Loans receivable from NLC)	4,322
Loss on pre-existing relationship	(3,880)
12,665

Cash consideration	12,665
(-) Balances acquired
Cash and cash equivalents	865
Net cash outflow	11,800

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(i) Of this amount, R$2,218 was allocated to property, plant and equipment and R$3,978 was allocated to intangible and the remaining amount was allocated to other assets.

(ii) The fair value was assessed using the fair value less costs of disposal model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy. The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk.

(a.iii) Fair value adjustments

On the announcement of the Investment Agreement with Mitsui, the Company has also informed the market its divestiture intention in the coal segment. Since then, interactions during the current quarter with potential interested parties in acquiring the Company’s coal assets have led management to decide to fully impair those assets, resulting in the recognition of an impairment loss of R$12,165 (US$2,304 million) in the income statement as "Impairment and disposal of non-current assets” for the period ended September 30, 2021. Therefore, in the event of a potential sale, the Company will recognize a gain of approximately R$10,080 (US$1,910 million) related to the accumulated translation adjustments on the disposal.

Additionally, due to the current stage of the sale process, the coal segment does not yet meet the “highly probable” definition under IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations to quality as held for sale as at September 30, 2021. Therefore, the Company will continue assessing the criteria at each period for financial reporting purposes.

Furthermore, the Company concluded that its Australian subsidiaries (part of the coal segment), which are no longer operational, were considered "abandoned" under IAS 21 - The Effects of Changes in Foreign Exchange Rates and, therefore, the Company recognized a gain related to the accumulated translation adjustments in the amount of R$2,134 (US$424 million), which was reclassified to net income as “Impairment and disposals of non-current assets” for the period ended June 30, 2021.

b)	Other acquisitions and divestitures

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources, a consortium constituted and led by the current management and employees of VNC supported by the Caledonian and French authorities with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of R$2,573 (US$500 million) upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by R$302 (US$55 million), which combined with other working capital adjustments, resulted in an additional loss of R$549 (US$98 million), recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed R$3,134 (US$555 million) to VNC on the closing of the transaction.

The agreement also established that Vale has an offtake agreement to purchase a certain amount of VNC’s annual nickel production with a cap price over a period of 13 years. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of R$6,391 (US$1,132 million) arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Manganese ferroalloys operations classified as non-current assets and liabilities held for sale – In September 2021, the Company signed an agreement to sell its assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and relates to the manganese ferroalloys business, for R$218 (US$40 million). Due to that agreement, those assets and liabilities were classified as "held for sale" and measured at fair value less costs of disposal, resulting in the recognition of an impairment loss of R$98 (US$18 million) recognized in the income statement as "Impairment and disposal of non-current assets” for the three-month period ended September 30, 2021. The completion of the transaction is subject to review of the Brazilian Administrative Council for Economic Defense ("CADE") and is expected to occur within the next 12 months. Those assets and liabilities were classified as non-current held for sale as follows:

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

September 30, 2021
Assets
Accounts receivable	117
Inventories	59
Recoverable taxes	91
Other current asset	1
Property, plant and equipment	58
Non-current assets held for sale	326

Liabilities
Suppliers and contractors	43
Provisions	26
Non-current liabilities held for sale	69

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13.       Investments in associates and joint ventures

a) Investment information

					Equity results in the income statement				Consolidated Dividends received
			Investments in associates and joint ventures		Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
	% ownership	% voting capital	September 30, 2021	December 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Associates and joint ventures
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	122	103	5	5	19	16	-	2	-	2
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	383	249	77	11	161	36	-	-	9	89
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	210	223	3	25	4	41	-	-	35	72
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	376	228	86	(2)	153	49	-	-	30	119
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	755	627	81	-	147	40	-	-	40	-
MRS Logística S.A.	48.16	46.75	2,382	2,069	171	65	362	133	-	-	-	-
VLI S.A.	29.60	29.60	2,328	2,495	(121)	(3)	(168)	(95)	-	8	-	8
			6,556	5,994	302	101	678	220	-	10	114	290
Base metals
Korea Nickel Corp.	25.00	25.00	91	91	1	(3)	2	(2)	-	-	-	-
			91	91	1	(3)	2	(2)	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	2,076	1,909	216	27	307	111	24	-	140	126
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	591	606	1	(9)	(16)	(24)	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	1,718	1,218	547	(44)	870	(46)	-	-	-	-
Companhia Siderúrgica do Pecém ("CSP") (ii)	50.00	50.00	-	-	-	-	(237)	(364)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	367	(14)	27	(29)	(28)	-	-	-	-
Others			386	372	(11)	(129)	(145)	(190)	-	-	-	3
			4,771	4,472	739	(128)	750	(541)	24	-	140	129
Total			11,418	10,557	1,042	(30)	1,430	(323)	24	10	254	419

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

(iii) “Equity results and other results in associates and joint ventures” presented in the Income Statement considers, in addition to the equity results in associates and joint ventures shown in the table above, the results of Renova Foundation and Samarco (note 21) and other results with group entities.

b) Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,557	11,278
Capital contribution to CSP	237	366
Translation adjustment	76	484
Equity results in income statement	1,430	(323)
Equity results in statement of comprehensive income	2	(9)
Impairment of Mineração Rio do Norte S.A.	(338)	-
Dividends declared	(701)	(507)
Others	155	193
Balance at September 30,	11,418	11,482

The investments by segments are presented in note 4(b).

c) Financial guarantees provided

As at September 30, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were R$8,213 (US$1,510 million) and R$8,091 (US$1,557 million), respectively. The fair value of these financial guarantees is shown in note 17.

14.            Intangible

Movements during the period

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	17,141	28,015	-	396	2,757	48,309
Additions	-	642	-	118	-	760
Disposals	-	(23)	-	-	-	(23)
Amortization	-	(994)	-	(124)	-	(1,118)
Acquisition of NLC (note 12)	-	7,188	-	-	-	7,188
Impairment (i)	-	(7,510)	-	-	-	(7,510)
Translation adjustment	525	345	-	7	-	877
Balance at September 30, 2021	17,666	27,663	-	397	2,757	48,483
Cost	17,666	40,717	-	4,030	2,757	65,170
Accumulated amortization	-	(13,054)	-	(3,633)	-	(16,687)
Balance at September 30, 2021	17,666	27,663	-	397	2,757	48,483

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	14,628	16,005	563	304	2,757	34,257
Additions	-	629	-	62		691
Disposals	-	(25)	-	(1)	-	(26)
Amortization	-	(683)	(4)	(84)	-	(771)
Translation adjustment	2,935	-	171	51	(1)	3,156
Balance at September 30, 2020	17,563	15,926	730	332	2,756	37,307
Cost	17,563	20,969	1,274	3,965	2,756	46,527
Accumulated amortization	-	(5,043)	(544)	(3,633)	-	(9,220)
Balance at September 30, 2020	17,563	15,926	730	332	2,756	37,307

(i) In the current year, the Company recognized an impairment loss related to coal assets incorporated in the acquisition of NLC in the amount of R$ 7,510 (note 12).

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

15.            Property, plant and equipment

a) Movements during the period

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)	-	-	-	-	-	292	-	18,624	18,916
Disposals	(18)	(138)	(315)	-	(25)	-	(5)	(239)	(740)
Asset retirement obligation (ii)	-	-	-	(2,508)	-	-	-	-	(2,508)
Depreciation, depletion and amortization	(1,774)	(1,923)	(2,632)	(1,713)	(687)	(700)	(1,053)	-	(10,482)
Acquisition of NLC (note 12)	1,185	663	515	-	1,640	167	10	460	4,640
Impairment (iii)	(1,220)	(604)	(451)	-	(1,653)	(172)	(10)	(1,240)	(5,350)
Translation adjustment	717	432	849	1,635	52	297	265	991	5,238
Transfers	1,194	1,959	2,750	1,144	447	-	1,133	(8,627)	-
Transfer to net assets held for sale (note 12)	(16)	(12)	(17)	(8)	-	-	(5)	-	(58)
Balance at September 30, 2021	44,714	39,825	26,336	40,403	12,882	8,005	13,303	38,024	223,492
Cost	82,728	65,479	59,271	90,692	20,379	10,593	29,717	38,024	396,883
Accumulated depreciation	(38,014)	(25,654)	(32,935)	(50,289)	(7,497)	(2,588)	(16,414)	-	(173,391)
Balance at September 30, 2021	44,714	39,825	26,336	40,403	12,882	8,005	13,303	38,024	223,492

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	43,137	38,713	22,921	33,302	13,064	6,819	12,137	17,640	187,733
Additions (i)	-	-	-	-	-	196	-	14,107	14,303
Disposals	(35)	(194)	(8)	(38)	(26)	-	(21)	(161)	(483)
Asset retirement obligation	-	-	-	1,912	-	-	-	-	1,912
Depreciation, depletion and amortization	(1,677)	(1,879)	(2,802)	(1,839)	(699)	(671)	(1,084)	-	(10,651)
Impairment	(816)	(1,653)	(78)	(785)	-	(3)	(439)	(800)	(4,574)
Translation adjustment	4,378	2,939	4,704	8,279	348	2,072	1,538	1,782	26,040
Transfers	937	1,709	1,772	1,769	276	-	988	(7,451)	-
Balance at September 30, 2020	45,924	39,635	26,509	42,600	12,963	8,413	13,119	25,117	214,280
Cost	80,411	60,690	57,356	90,981	19,678	10,392	31,088	25,117	375,713
Accumulated depreciation	(34,487)	(21,055)	(30,847)	(48,381)	(6,715)	(1,979)	(17,969)	-	(161,433)
Balance at September 30, 2020	45,924	39,635	26,509	42,600	12,963	8,413	13,119	25,117	214,280

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the fair value of the coal assets, the assets acquired during the year are provided for impairment in full, resulting in a loss of R$124 and R$597 for the three and nine-month periods ended September 30, 2021 (R$173 and R$546 for the three and nine-month periods ended September 30, 2020). In the current year, the Company also recognized an impairment loss related to NLC assets in the amount of R$4,655 (note 12).

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Impairment (ii)	Depreciation	Translation adjustment	September 30, 2021
Ports	3,732	-	-	(181)	144	3,695
Vessels	2,779	-	-	(172)	127	2,734
Pellets plants	683	200	-	(147)	-	736
Properties	579	16	-	(127)	2	470
Energy plants	287	2	-	(27)	12	274
Mining equipment and locomotives (i)	61	241	(172)	(46)	12	96
Total	8,121	459	(172)	(700)	297	8,005

(i) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of R$167.

(ii) Impairment loss related to the NLC assets (note 12).

Lease liabilities are presented in note 19.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.            Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	Assets
	September 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
IPCA swap	218	-	37	197
Eurobonds swap	-	-	-	13
Pre-dollar swap and forward (NDF)	125	64	-	46
Libor swap	-	25	-	-
	343	89	37	256
Commodities price risk
Base metals products	174	39	158	-
Gasoil, Brent and freight	271	-	503	-
Thermal and coking coal	2		-	-
	447	39	661	-

Others	-	63	-	91
	-	63	-	91
Total	790	191	698	347

	Consolidated
	Liabilities
	September 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	929	2,592	576	2,724
IPCA swap	11	633	382	520
Eurobonds swap	-	-	19	-
Pre-dollar swap and forward (NDF)	328	203	324	303
Libor swap	11	-	5	31
	1,279	3,428	1,306	3,578
Commodities price risk
Base metals products	157	-	242	-
Gasoil, Brent and freight	-	-	64	-
Thermal and coking coal	353	-	-	-
	510	-	306	-

Others	27	-	100	-
Total	1,816	3,428	1,712	3,578

a.i)  Net exposure

	Consolidated
	September 30, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(3,521)	(3,300)
IPCA swap	(426)	(668)
Eurobonds swap	-	(6)
Pre-dollar swap and forward (NDF)	(342)	(581)
Libor swap (i)	14	(36)
	(4,275)	(4,591)
Commodities price risk
Base metals products	56	(84)
Gasoil, Brent and freight	271	439
Thermal and coking coal	(351)	-
	(24)	355

Others	36	(9)
	36	(9)
Total	(4,263)	(4,245)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.ii)  Effects of derivatives on the income statement and cash flows

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,024)	(312)	(781)	(4,407)
IPCA swap	(219)	(316)	148	(1,528)
Eurobonds swap	-	137	(154)	30
Pre-dollar swap and forward (NDF)	(1,245)	(310)	(192)	(1,117)
Libor swap	8	(30)	47	(58)
	(2,480)	(831)	(932)	(7,080)
Commodities price risk
Base metals products	10	-	(3)	-
Gasoil, Brent and freight	62	200	627	(898)
	72	200	624	(898)
Others	15	(420)	45	112
	15	(420)	45	112
Total	(2,393)	(1,051)	(263)	(7,866)

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(56)	(343)	(584)	(591)
IPCA swap	-	-	(97)	1
Eurobonds swap	-	-	(162)	(24)
Pre-dollar swap and forward (NDF)	15	(176)	(435)	(234)
Libor swap	(1)	3	(5)	(1)
	(42)	(516)	(1,283)	(849)
Commodities price risk
Base metals products	(78)	-	(117)	-
Gasoil, Brent and freight	322	(183)	814	(880)
Thermal and coking coal	(88)	-	(88)	-
	156	(183)	609	(880)
Others	-	27	-	1,791
	-	27	-	1,791
Total	114	(672)	(674)	62

a.iii) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net investments hedge	(662)	(458)	(441)	(3,484)
Thermal and coking coal cash flow hedge	(63)	-	(87)	-
Cash flow hedge (Nickel and Palladium)	113	(299)	31	(291)

Net investment hedge:

In March 2021, the Company redeemed all its euro bonds (note 19). As a result, the amount of debt designated as a hedge instrument for this investment is R$12,281 (US$2,258 million) as at September 30,2021.

Cash flow hedge (Coking Coal):

To reduce the volatility of its cash flow as a result of fluctuations in coking coal prices, in July 2021, the Company implemented a Coking Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices that is highly probable to occur. Hedge accounting treatment is being given to the program. The contracts are traded over-the-counter and the cash settlement in/out results are offset by the protected items' loss/gain results due to coking coal price variations.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31,2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Coking Coal Revenue Hedging Program	69,000	-	S	303	(11)	-	(6)	4	(11)

Cash flow hedge (Thermal Coal):

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Thermal Coal Revenue Hedging Program
New Castle Forward	300,000	-	S	108	(176)	-	(104)	31	(176)
API4 Forward	195,000	-	B	105	(101)	-	(38)	15	(101)
Total					(277)	-	(142)	46	(277)

Cash Flow Hedge (Nickel):

	Notional (ton)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Nickel Revenue Hedging Program (i)
Call options	15,330	58,620	S	17,505	(77)	(239)	(162)	26	(77)
Put options	15,330	58,620	B	15,000	2	143	-	1	2
Total					(75)	(96)	(162)	27	(75)

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,505/t for the program’s sales volume.

Cash flow hedge (Palladium):

	Notional (t oz)		Fair value				Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021
Palladium Revenue Hedging Program
Call Options	55,795	7,200	S	3,414	(8)	(5)	(2)	2	(8)
Put Options	55,795	7,200	B	2,412	185	1	4	24	185
Total					177	(4)	2	26	177

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021		December 31, 2020		Index	Average rate	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021	2022	2023+
CDI vs. US$ fixed rate swap							(2,717)	(2,454)	(227)	230	(117)	(577)	(2,022)
Receivable	R$	8,545	R$	9,445	CDI	100.44%
Payable	US$	2,003	US$	2,213	Fix	2.57%

TJLP vs. US$ fixed rate swap							(804)	(846)	(195)	43	(80)	(253)	(471)
Receivable	R$	1,331	R$	1,651	TJLP +	1.11%
Payable	US$	360	US$	460	Fix	3.14%

R$ fixed rate vs. US$ fixed rate swap							(355)	(575)	(476)	129	(15)	(287)	(53)
Receivable	R$	6,132	R$	2,512	Fix	3.72%
Payable	US$	1,162	US$	621	Fix	-1.59%

IPCA vs. US$ fixed rate swap							(645)	(900)	(332)	48	(4)	(23)	(618)
Receivable	R$	1,563	R$	2,363	IPCA +	4.54%
Payable	US$	387	US$	622	Fix	3.88%

IPCA vs. CDI swap							219	232	35	1	-	219	-
Receivable	R$	744	R$	694	IPCA +	6.63%
Payable	R$	1,350	R$	550	CDI	9.88%

EUR fixed rate vs. US$ fixed rate swap							-	(6)	(162)	-	-	-	-
Receivable	-		EUR	500	Fix	0.00%
Payable	-		US$	613	Fix	0.00%

Forward	R$	6,449	R$	916	B	4.34	13	(6)	82	116	3	92	(82)

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021		December 31, 2020		Index	Average rate	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021	2022	2023+
Libor vs. US$ fixed rate swap							14	(36)	(5)	11	(2)	(7)	24
Receivable	US$	950	US$	950	Libor	0.13%
Payable	US$	950	US$	950	Fix	0.48%

d) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021+
Brent crude oil (bbl)
Call options	1,209,405	13,746,945	B	55	152	478	743	18	152
Put options	1,209,405	13,746,945	S	30	-	(59)	-	-	-

Forward Freight Agreement (days)
Freight forwards (days)	195	1,625	B	13,288	41	22	127	4	41

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	September 30, 2021	December 31, 2020	Bought / Sold	Average strike	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2021	2021+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.10	63	95	-	10	63

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.47	(5)	(100)	-	3	(5)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(22)	-	(11)	14	(22)

Hedge program for finished products
Nickel forwards	634	-	S	19,139	4	-	(1)	1	4

Fixed prices sales protection
Nickel forwards	360	-	B	16,277	3	-	8	1	3

Embedded in raw material purchase contract (ton)
Nickel forwards	573	1,979	S	19,271	-	10	-	2	-
Copper forwards	450	976	S	9,361	-	2	-	1	-

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at September 30, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(2,717)	(5,525)	(8,334)
	US$ interest rate inside Brazil decrease	(2,717)	(2,853)	(2,996)
	Brazilian interest rate increase	(2,717)	(2,927)	(3,142)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(804)	(1,323)	(1,841)
	US$ interest rate inside Brazil decrease	(804)	(819)	(835)
	Brazilian interest rate increase	(804)	(865)	(918)
	TJLP interest rate decrease	(804)	(840)	(875)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(355)	(1,901)	(3,447)
	US$ interest rate inside Brazil decrease	(355)	(387)	(419)
	Brazilian interest rate increase	(355)	(583)	(794)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(645)	(1,214)	(1,784)
	US$ interest rate inside Brazil decrease	(645)	(674)	(704)
	Brazilian interest rate increase	(645)	(749)	(851)
	IPCA index decrease	(645)	(705)	(766)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	219	205	192
	IPCA index decrease	219	210	201
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(210)	(201)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	14	(14)	(41)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	14	41

NDF BRL/USD	R$ depreciation	13	(1,427)	(2,866)
	US$ interest rate inside Brazil decrease	13	(6)	(25)
	Brazilian interest rate increase	13	(135)	(275)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	152	75	57
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(75)	(57)

Forward Freight Agreement
Forwards	Freight price decrease	41	27	13
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(27)	(13)

Nickel sales fixed price protection
Forwards	Nickel price decrease	3	(6)	(14)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	6	14

Hedge program for products acquisition for resale
Forwards	Nickel price increase	4	(2)	(7)
Protected item: Part of revenues from products resale	Nickel price increase	n.a.	2	7

Nickel Revenue Hedging Program
Options	Nickel price increase	(75)	(418)	(793)
Protected item: Part of nickel future revenues	Nickel price increase	(75)	418	793

Palladium Revenue Hedging Program
Options	Palladium price increase	177	73	(9)
Protected item: Part of palladium future revenues	Palladium price increase	177	(73)	9

Thermal Coal Revenue Hedging Program
Forwards	Thermal coal price increase	(277)	(418)	(559)
Protected item: Part of thermal coal future revenues	Thermal coal price increase	(277)	418	559

Coking Coal Revenue Hedging Program
Forwards	Coking coal price increase	(11)	(42)	(74)
Protected item: Part of coking coal future revenues	Coking coal price increase	(11)	42	74

Option - SPCs	SPCs stock value decrease	63	28	12

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	-	(16)	(31)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(6)	(11)
Embedded derivatives - Gas purchase	Pellet price increase	(22)	(42)	(60)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(5)	(236)	(1,525)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g) Financial counterparties’ credit risk ratings

The table below presents the credit risk ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	Consolidated
	September 30, 2021		December 31, 2020
	Cash and cash equivalents and short-term investment	Derivatives	Cash and cash equivalents and short-term investment	Derivatives
Aa1	552	-	11,487	188
Aa2	1,124	117	1,884	79
Aa3	1,368	180	8,735	214
A1	5,597	32	14,612	109
A2	21,459	216	20	105
A3	6,849	175	27	188
Baa1	-	-	18	-
Baa2	63	-	8	-
Ba1	-	17	15,516	-
Ba2	16,518	32	21,767	31
Ba3	8,291	-	-	-
Others	70	212	18	131
	61,891	981	74,092	1,045

17.            Financial assets and liabilities

a) Financial instruments classification

	Consolidated
	September 30, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 19)	59,057	-	-	59,057	70,086	-	-	70,086
Short-term investments (note 19)	-	-	2,834	2,834	-	-	4,006	4,006
Derivative financial instruments (note 16)	-	-	790	790	-	-	698	698
Accounts receivable (note 9)	6,430	-	(1,683)	4,747	7,865	-	18,079	25,944
Investments in equity securities	-	6,640	-	6,640	-	-	-	-
Related parties (note 26)	-	-	-	-	1,009	-	-	1,009
	65,487	6,640	1,941	74,068	78,960	-	22,783	101,743
Non-current
Judicial deposits (note 23)	6,644	-	-	6,644	6,591	-	-	6,591
Restricted cash	659	-	-	659	197	-	-	197
Derivative financial instruments (note 16)	-	-	191	191	-	-	347	347
Investments in equity securities	-	33	-	33	-	3,936	-	3,936
Related parties (note 26)	-	-	-	-	4,791	-	-	4,791
	7,303	33	191	7,527	11,579	3,936	347	15,862
Total of financial assets	72,790	6,673	2,132	81,595	90,539	3,936	23,130	117,605

Financial liabilities
Current
Suppliers and contractors	22,282	-	-	22,282	17,496	-	-	17,496
Derivative financial instruments (note 16)	-	-	1,816	1,816	-	-	1,712	1,712
Loans, borrowings and leases (note 19)	7,318	-	-	7,318	5,901	-	-	5,901
Dividends payable	193	-	-	193	6,342	-	-	6,342
Liabilities related to the concession grant (note 14)	2,130	-	-	2,130	1,088	-	-	1,088
Related parties (note 26)	721	-	-	721	3,759	-	-	3,759
Other financial liabilities (note 11)	3,805	-	-	3,805	3,347	-	-	3,347
	36,449	-	1,816	38,265	37,933	-	1,712	39,645
Non-current
Derivative financial instruments (note 16)	-	-	3,428	3,428	-	-	3,578	3,578
Loans, borrowings and leases (note 19)	66,578	-	-	66,578	72,187	-	-	72,187
Related parties (note 26)	-	-	-	-	4,655	-	-	4,655
Participative stockholders' debentures (note 18)	-	-	22,452	22,452	-	-	17,737	17,737
Liabilities related to the concession grant (note 14)	9,012	-	-	9,012	10,928	-	-	10,928
Financial guarantees (note 13)	-	-	2,926	2,926	-	-	4,558	4,558
	75,590	-	28,806	104,396	87,770	-	25,873	113,643
Total of financial liabilities	112,039	-	30,622	142,661	125,703	-	27,585	153,288

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

	Consolidated
	September 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	2,834	-	-	2,834	4,006	-	-	4,006
Derivative financial instruments	-	918	63	981	-	950	95	1,045
Accounts receivable	-	(1,683)	-	(1,683)	-	18,079	-	18,079
Investments in equity securities	6,673	-	-	6,673	3,936	-	-	3,936
Total	9,507	(765)	63	8,805	7,942	19,029	95	27,066

Financial liabilities
Derivative financial instruments	-	5,239	5	5,244	-	5,190	100	5,290
Participative stockholders' debentures	-	22,452	-	22,452	-	17,737	-	17,737
Financial guarantees	-	2,926	-	2,926	-	4,558	-	4,558
Total	-	30,617	5	30,622	-	27,485	100	27,585

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the nine-month period ended September 30, 2021.

b.i) Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	95	100
Gain and losses recognized in income statement	(32)	(95)
Balance at September 30, 2021	63	5

c) Fair value of loans and financing

	Consolidated
	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	40,513	50,822	38,709	52,100
Eurobonds	-	-	4,783	5,118
Debentures	2,170	2,170	2,576	2,578
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	2,143	2,143	4,470	4,452
R$, with fixed interest	98	98	180	180
Basket of currencies and bonds in US$ indexed to LIBOR	120	291	290	291
Debt contracts in the international market in:
US$, with variable and fixed interest	18,141	17,895	16,759	17,036
Other currencies, with variable interest	484	60	-	-
Other currencies, with fixed interest	587	645	616	698
Total	64,256	74,124	68,383	82,453

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

18.      Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On October 1, 2021 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$1,244 (US$236 million) for the first semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020, to R$57.78 per debenture for the period ended September 30, 2021 (R$36.76 for the period ended September 30, 2020), resulting in an expense of R$5,886 (US$1,109 million) recorded in the income statement for the nine-month period ended September 30, 2021 (R$4,341 (US$833 million) for the nine-month period ended September 30, 2020), respectively. As at September 30, 2021 the liability was R$22,452 (US$4,128 million) (R$17,737 (US$3,413 million) as at December 2020).

The average price decreased from R$60.34 per debenture for the period ended June 30, 2021, to R$57.78 per debenture for the period ended September 30, 2021 (R$29.04 for the period ended June 30, 2020), resulting in a gain of R$825 (US$152 million) recorded in the income statement for the three-month period ended September 30, 2021 (R$3,002 (US$553 million) for the three-month period ended September 30, 2020).

19.         Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)           Net debt

	Consolidated
	September 30, 2021	December 31, 2020
Debt contracts (d.i)	65,008	69,426
Leases (d.ii)	8,888	8,662
Total of loans, borrowings and leases	73,896	78,088

(-) Cash and cash equivalents	59,057	70,086
(-) Short-term investments	2,834	4,006
Net debt	12,005	3,996

b)          Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$27,529 (US$5,061 million) (R$14,805 (US$2,849 million) as at December 31, 2020) denominated in R$, indexed to the CDI, R$30,043 (US$5,523 million) (R$52,979 (US$10,195 million) as at December 31, 2020) denominated in US$ and R$1,485 (US$273 million) (R$2,302 (US$443 million) as at December 31, 2020) denominated in other currencies as at September 30,2021.

c)          Short-term investments

At September 30, 2021, the balance of R$2,834 (US$521 million) (R$4,006 (US$771 million) as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Brazilian Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)          Loans, borrowings and leases

d.i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Quoted in the secondary market:
US$, Bonds	6.02%	-	-	40,513	38,709
Eurobonds		-	-	-	4,783
R$, Debentures (ii)	10.48%	1,001	555	1,169	2,021
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.17%	636	1,662	1,507	2,808
R$, with fixed interest	2.74%	87	107	11	73
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	120	232	-	58
Debt contracts in the international market in:
US$, with variable and fixed interest	2.23%	3,400	942	14,741	15,817
Other currencies, with variable interest	4.09%	430	-	54	-
Other currencies, with fixed interest	3.36%	65	61	522	555
Debts contracts		5,739	3,559	58,517	64,824
Accrued charges		752	1,043	-	-
		6,491	4,602	58,517	64,824

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at September 30, 2021.

(ii) The Company entered into derivative transactions to mitigate the exposure to the cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2,93% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2021	312	694
2022	5,853	3,192
2023	2,398	2,999
2024	10,913	2,904
Between 2025 and 2029	11,511	5,464
2030 onwards	33,269	19,796
Total	64,256	35,049

(i) Based on interest rate curves and foreign exchange rates applicable as at September 30, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of R$27,197 (US$5,000 million), of which R$10,879 (US$2,000 million) will mature in 2022 and R$16,318 (US$3,000 million) in 2024. As at September 30, 2021, these lines are undrawn.

Funding and payments

In January 2021, the Company contracted the credit line R$1,633 (US$300 million) with The New Development Bank maturing at 2035 and indexed to Libor + 2.49% per year.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of R$4,946 (EUR750 million) and for it paid a premium of R$354 (US$63 million), which was recorded as “Expenses with cash tender offer redemption” under the financial results for nine-month period ended September 30, 2021. The remaining amount paid were made in connection with the schedule of disbursements in accordance with the terms of the contracted debts.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (LAJIDA) (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at September 30, 2021.

Reconciliation of debt to cash flows

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	47,010	4,980	17,436	69,426
Additions	-	-	1,633	1,633
Payments (i)	(5,722)	(497)	(2,287)	(8,506)
Interest paid (ii)	(2,201)	(331)	(672)	(3,204)
Effect on cash flow	(7,923)	(828)	(1,326)	(10,077)

Effect of exchange rate	2,486	(2,048)	2,622	3,060
Interest accretion	1,785	269	545	2,599
Non-cash changes	4,271	(1,779)	3,167	5,659

September 30, 2021	43,358	2,373	19,277	65,008

(i) Includes expenses with the redemption in the amount of R$354.

(ii) Classified as cash flows arising from operating activities.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d.ii) Lease liabilities

	Consolidated
	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	September 30, 2021
Ports	3,860	-	(338)	113	135	3,770
Vessels	2,770	-	(255)	85	125	2,725
Pellets plants	708	200	(42)	26	-	892
Properties	738	16	(150)	15	(15)	604
Energy plants	322	2	(20)	21	6	331
Mining equipment and locomotives (iii)	264	336	(55)	13	8	566
Total	8,662	554	(860)	273	259	8,888

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and nine-month periods ended September 30, 2021 was R$866 and R$1,457 (R$54 and R$253 for the three and nine-month periods ended September 30, 2020), respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

(iii) "Additions and contract modifications" includes the effect of R$262 due to the NLC acquisition (note 12).

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	92	334	326	321	4,344	5,417
Vessels	89	346	336	328	2,200	3,299
Pellets plants	190	202	67	67	581	1,107
Properties	89	143	119	107	209	667
Energy plants	9	37	35	31	325	437
Mining equipment and locomotives	31	116	90	83	433	753
Total	500	1,178	973	937	8,092	11,680

The table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at September 30, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of R$451 (US$83 million) and R$915 (US$176 million), respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

20.        Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 8 victims still missing, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company has recognized provisions to meet its assumed obligations, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society. The Company also recognized a provision for de-characterization of the dams. Below are the changes in during the current period:

	Consolidated
	December 31, 2020	Operating expense	Monetary and present value adjustments	Disbursements (ii)	September 30, 2021
Global settlement for Brumadinho	20,726	-	1,267	(495)	21,498
Provision for individual indemnification and other commitments	3,048	-	(49)	(800)	2,199
Liabilities related to Brumadinho	23,774	-	1,218	(1,295)	23,697

De-characterization of dams	11,897	-	(442)	(1,356)	10,099
Incurred expenses (i)	-	2,437	-	(2,437)	-
	35,671	2,437	776	(5,088)	33,796

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For the three and nine-month periods ended September 30, of 2021, the Company incurred expenses in the amount of R$847 and R$2,437, respectively (R$613 and R$1,906 for the three and nine-month periods ended September 30, 2020).

(ii) Disbursement is presented net of the judicial deposits utilization.

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current year, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 2.0% at December 31, 2020 to 4.6% at September 30, 2021. Additionally, the provisions were updated by the consumer price index (IPCA), as required by the Global Agreement, resulting in an impact of R$1,737 (US$329 million), recorded in income statement for the three-month period ended September 30, 2021.

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

		Consolidated
	September 30, 2021	December 31, 2020
Cash settlement obligation, net of judicial deposits	12,656	12,172
Provision for socio-economic reparation and others	4,673	4,468
Provision for social and environmental reparation	4,169	4,086
	21,498	20,726

	September 30, 2021	December 31, 2020
Current liabilities	11,428	8,110
Non-current liabilities	10,070	12,616
Liabilities	21,498	20,726

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, R$4,400 (US$809 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of R$8,256 (US$1,518 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba basin. The socioeconomic reparation actions aim to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at September 30, 2021, the provision recorded is R$693 (US$127 million) (R$930 (US$179 million) as at December 31, 2020).

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at September 30, 2021, the provision recorded is R$1,216 (US$224 million) (R$1,387 (US$267 million) as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250 (US$46 million). The Company signed an agreement with IBAMA, of which R$150 (US$27 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and R$100 (US$18 million) will be used in basic sanitation programs in the state of Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12.334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to decharacterize the structures built using the upstream method by 2022, or by a later date if it is proven that the decharacterization is not technically feasible by 2022.

The Company's projects of de-characterization of dams are projected to last 8 years on average and were discounted at the present value using an observable rate, which increased from 3.5% at December 31, 2020 to 5.0% at September 30, 2021. The Company has a total provision to comply with these assumed obligations in the amount of R$10,099 (US$1,857 million) at September 30, 2021 (R$11,897 (US$2,289 million) as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$330 (US$63 million) and R$1.376 (US$256 million) for the three and nine-months periods ended September 30,2021 (R$600 (US$111 million) and R$1,879 (US$378 million) for the three and nine-months periods ended September 30, 2020), respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

d) Contingencies and other legal matters

(d.i) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of R$26.7 billion (US$4.9 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of R$7.9 billion (US$1.4 billion) based on a judicial decision. The Company believes that the likelihood of loss is remote.

In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.ii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego do Feijão mine and the adequacy of the related programs and procedures.

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started, and the fact Discovery was expected to be concluded by June 2021. However, due to the pandemic, the fact Discovery term has been extended to be concluded by March 2022, the fact Discovery is currently ongoing. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed in April, 2021. In June, 2021 a Reply was filed by the Plaintiff and rebuttal expert reports were filed by the parties. A decision by the Court on the motion for class certification is expected to be issued in the upcoming weeks.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(d.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 351 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately R$1,800 (US$330 million). However, the Company disagrees with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.iv) Investigation by the Securities and Exchange Commission (“SEC”) and CVM

Vale has been notified that the SEC staff has made a preliminary determination to recommend that the SEC commence proceedings against Vale alleging violations of U.S. securities laws related to Vale’s disclosures about its dam safety management and the dam at Brumadinho. If the SEC authorizes an action against Vale, the SEC could seek an injunction against future violations of U.S. federal securities laws, the imposition of civil monetary penalties, disgorgement and other relief within the SEC's authority in a lawsuit filed in a federal court. The CVM is also conducting investigation relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. At this time, it is not yet possible to estimate the value or a range of potential loss to the Company.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(d.v) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, however, on October 19, 2021, the Superior Court of Justice annulled this decision and determined that it should be judged by the Federal Court. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued.

(d.vi) Labor Collective Civil Action

In 2021, public civil actions were filed by a labor union in the Labor Court of Betim in the Brazilian State of Minas Gerais, claiming the indemnification payment for death damage to each direct and outsourced employee who has died due to the Dam I rupture. They are claiming to represent 246 workers and have requested indemnification payments ranging between R$1.5 (US$276 thousand) and R$3 (US$552 thousand) to each fatal victim. There has been an initial decision condemning Vale to pay R$1 (US$184 thousand) per each direct employees (131 fatal victims). Vale is defending itself against these actions and believes that, despite the lack of provision in the Brazilian legal framework, the likelihood of loss is deemed possible.

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

(e.ii) Financial guarantees

In April 2021, the financial guarantees related to the Brumadinho event were released, due the Global Settlement. As at December 31, 2020, the Company had financial guarantees in the amount of R$5,843 (US$1,124 million).

21.            Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

On April 9, 2021, Samarco announced the request for Judicial Reorganization (“RJ”) was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco's obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the TTAC. Thus, the liability recorded by Vale on September 30, 2021 does not consider Samarco's potential cash flows generation. Therefore, the RJ did not have any additional impact on these interim financial statements.

Therefore, the provision related to Renova is R$11,212 (US$2,061 million) as at September 30, 2021 (R$9,634 (US$1,853 million) as at December 31, 2020). In addition, the Company has a provision of R$1,110 (US$204 million) (R$1,148 (US$221 million) as at December 31, 2020) for the de-characterization of the Germano dam.

Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,782	6,853
Provision	2,820	2,939
Disbursements	(743)	(1,586)
Present value valuation	(537)	169
Balance at September 30,	12,322	8,375

	September 30, 2021	December 31, 2020
Current liabilities	8,437	4,554
Non-current liabilities	3,885	6,228
Liabilities	12,322	10,782

Renova Foundation

During the second quarter of 2021, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of R$2,820 (US$560 million), recorded in the nine-month period ended September 30, 2021, which corresponds to its portion of the responsibility to support the Renova Foundation. There was no additional provision for the three-month period ended September 30, 2021.

Samarco’s working capital

In addition to the provision, Vale S.A. made available R$113 (US$21 million) during the first quarter of 2021 (2020: R$246 (US$56 million)), which was fully used to fund Samarco’s working capital. This expense was recognized as “Equity results and other results in associates and joint ventures”. No additional amount was made available during the nine-month period ended September 30, 2021 (2020: R$594 (US$119 million)). Vale S.A. may provide an additional short-term credit facility up to R$348 (US$64 million) in 2021.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (“TAC-Gov”) considers the renegotiation of the Renova Foundation's reparation programs depending on the results of the studies carried out by the experts. The negotiations started in April 2021 and a letter of principles was signed in June 2021 by Vale, BHP and Samarco with the representatives of the government and various justice institutions. Negotiations, with mediation by the National Council of Justice, are ongoing.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

There has been issued judicial decisions in relation to the “Eixo Prioritário 7”, which aims individual indemnification, including new categories in the scope of the compensation, other municipalities that are not part of the TTAC and the increase of the compensation system related to the municipality of Mariana, which already has its specific conditions set for individual indemnification. Therefore, considering that those decisions are still being disputed and depending on the definitive decisions of these proceedings, the provision recorded by the Company may increase in future reporting periods.

On January 31, 2020, “Eixo Prioritário 10” was created to address the different understanding of parties regarding the scope, deadlines and purpose of the experts hired to assist the affected people, which is a requirement of the TacGov. On October 4, 2021 (subsequent event), a decision was issued determining adjustments to the work plans presented by the experts. Additionally, considering that some groups of affected people have filed a request to dismiss the hiring of these experts, a hearing was scheduled, and it did not yet happen. The Company is assessing the aspects related to this decision, which is not yet definitive and is subject to appeal. Therefore, depending on the judicial developments of this proceeding, the provision recorded by the Company may increase in future reporting periods.

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. This decision became res judicata in June 2021, since no further appeal has been filed by the Plaintiff. Thus, the case is closed and should be filed by the Court.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In June 2021, the Company filed an appeal with the Superior Court of Justice against the decision of the Federal Regional Court of the 1st Region that did not decided in favor of Vale. In July 2021, the Federal Prosecutor filed an appeal with the Federal Regional Court of the 1st Region, against the judge's decision that rejected the resumption of the procedural instruction, requesting the review of the decision. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the nine-month period ended September 30, 2021, the Company received payments in the amount of R$181 (US$33 million) and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

22.            Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	3,968	4,560	-	-
Onerous contracts	201	302	4,598	4,360
Environmental obligations	396	533	952	1,038
Asset retirement obligations (i)	446	516	19,525	21,413
Provision related to VNC sale (note 12)	-	2,598	-	-
Provision related to the Candonga Consortium (ii)	392	213	-	-
Provisions for litigation (note 23)	434	455	5,565	5,216
Employee postretirement obligations (note 24)	563	534	8,926	11,802
Provisions	6,400	9,711	39,566	43,829

(i) As at September 30, 2021, the Company has issued letters of credit and surety bonds to guarantee an amount of R$3,308 of its asset retirement obligation related to the Base Metals operations.

(ii) As at December 31, 2020, the provision related to Candonga Consortium was presented in the balance sheet under "Others" in the current liabilities.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Provision related to the Candonga Consortium - On October 6, 2021 (subsequent event), the Superior Court of Justice issued a judicial decision to suspend the effects of a decision of the Federal Regional Court which assured the maintenance of the Risoleta Neves hydroelectric plant in the Energy Reallocation Mechanism (“MRE”). Thereby, the financial compensation within the MRE for its temporary incapacity of generating electric energy shall not apply to the Candonga Consortium, which is a joint operation between Vale and Aliança Geração de Energia. The plant has been halted since November 2015, due to the dam failure of Fundão, and the carrying value of the consortium assets are fully impaired. Therefore, the Company would be requested by the National Electric Energy Agency (“ANEEL”) and the Chamber of Electric Energy Commercialization (“CCEE”) to pay approximately R$392 (US$72 million), for which the Company has a provision as at September 30, 2021.

23.            Litigations

a)            Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at September 30, 2021 is R$2,224 (US$409 million) (R$2,197 (US$423 million) as at December 31, 2020). This proceeding is guaranteed by a judicial deposit in the amount of R$2,563 (US$471 million) recorded at September 30, 2021 (R$2,529 (US$487 million) as at December 31, 2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	(5)	23	333	5	356
Payments	(25)	(112)	(216)	(21)	(374)
Acquisition of NLC (note 12)	-	11	38	-	49
Indexation and interest	30	115	147	1	293
Translation adjustment	-	1	3	-	4
Balance at September 30, 2021	2,520	1,392	2,046	41	5,999
Current liabilities	38	84	311	1	434
Non-current liabilities	2,482	1,308	1,735	40	5,565
	2,520	1,392	2,046	41	5,999

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,804	1,213	1,835	43	5,895
Additions and reversals, net	89	226	57	9	381
Payments	(66)	(64)	(230)	-	(360)
Indexation and interest	72	78	88	3	241
Translation adjustment	133	4	1	-	138
Balance at September 30, 2020	3,032	1,457	1,751	55	6,295
Current liabilities	40	80	340	1	461
Non-current liabilities	2,992	1,377	1,411	54	5,834
	3,032	1,457	1,751	55	6,295

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)            Contingent liabilities

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is not considered remote are presented by nature as follows:

	Consolidated
	September 30, 2021	December 31, 2020
Tax litigations	43,392	35,914
Civil litigations	8,985	7,005
Labor litigations	2,844	2,926
Environmental litigations	5,116	4,717
Total	60,337	50,562

The contingent liabilities related to the Brumadinho event and Samarco are not presented above. The information is presented in notes 20 and 21.

As reported in the annual financial statements for 2020, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In 2021, Vale received tax assessment for collection of corporate income taxes (IRPJ and CSLL) and penalties regarding the disallowance of the JCP deducted from the 2017 and 2018 taxable income, in the amount of R$5,323 (US$979 million). There was also a reduction in tax losses, with the corresponding tax impact of R$698 (US$128 million). The Company had filed administrative appeals and the decision is pending. As of September 30,2021, the likelihood of loss is possible for both tax assessments.

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of R$2,171 (US$399 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As at September 30, 2021, the likelihood of loss is possible.

c) Judicial deposits

	Consolidated
	September 30, 2021	December 31, 2020
Tax litigations	5,299	5,132
Civil litigations	413	441
Labor litigations	808	924
Environmental litigations	124	94
Total	6,644	6,591

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$12.1 billion (US$2.2 billion) in guarantees for its lawsuits.

e) ICMS included in PIS and COFINS computation tax base

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings filed before March 2017. In one of the proceedings includes refers to the taxable events from March 2012 onwards and has a definitive favorable decision (res judicata). This proceeding gave rise to the recognition of a gain in the amount of R$313 (US$63 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the thesis that the collected ICMS was supposed to be excluded from the contribution basis. With the definition of the subject by Federal Supreme Court in the leading case (RE 574.706), which is binding to all taxpayers, and has determined that the ICMS to be excluded shall be the amount stated in the invoices, the Company recognized an additional gain of R$146 (US$29 million) for the three-month period ended June 30, 2021.

The other proceeding, which covers the taxable events occurred between December 2001 and February 2012, resulted in a gain of R$808 (US$162 million) for the three-month period ended June 30, 2021, due to the favorable decision to the Company, in accordance with the recent decision of the Federal Supreme Court about the referred leading case.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

24.            Employee benefits

a) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three years-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units

For PSU program, the eligible executives may receive during a three year-vesting cycle an award equivalent to the market value of a determined number of common shares and depending on the Vale’s performance factor, which is measured based on indicators of the total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

At the Annual and Extraordinary Shareholders' Meeting ("AGOE") held on April 30, 2021, the Company's shareholders approved changes in the PSU program to be implemented as from the 2021 grant, consisting of (i) a change in the payment of the program award, which will be paid with common shares of the Company, and (ii) additional payment at the end of each cycle based on the remuneration that will be paid by Vale to its stockholders during the cycle.

b) Modification altering manner of settlement

Both programs were classified as “cash-settled” due to the PSU requirements and the Company’s settlement practice for the Matching program and, therefore, presented as a liability. However, the decision taken at the AGOE (“modification date”) demonstrates the Company's declared intention to change the form of liquidation of the programs. As a result, those programs were modified to become “equity-settled” and were remeasured at the modification-date fair value.

Fair value at modification date

The fair value of the Matching program was estimated using the Company’s stock price and ADR at the modification date, which was R$109.02 and US$20.12 per share, respectively. The number of shares granted for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program will be expensed on a straight-line basis over the three-year required service period, net of estimated forfeitures.

For the PSU, the program was measured using Monte Carlo simulations to estimate the TSR indicator and ESG indicators. The assumptions used in the Monte Carlo simulation to estimate the fair value of the TSR indicator are shown below:

PSU	2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00%p.y.
Expected dividend yield (i)	3.18%p.y.
Expected term (in years)	3
Expected value of the total shareholder return (TSR)	51.20%
Expected value of the performance factor (Total)	60.96%

(i) Source: Bloomberg April 30, 2021

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Reclassification from cash-settled to equity-settled

Matching	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense (i)	September 30, 2021
Liability	164	23	(187)	-	-	-
Stockholders' equity	-	-	187	187	65	252
Net income	-	(23)	-	(23)	(65)	(88)

PSU	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense (i)	September 30, 2021
Liability	16	(5)	(11)	-	-	-
Stockholders' equity	-	-	11	11	14	25
Net income	-	5	-	5	(14)	(9)

(i) The Company has incurred in expenses in the amount of R$40 and R$8 with Matching and PAV programs, respectively, for the three-month periods ended September 30, 2021.

c) Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2021				December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Total	Overfunded pension plans	Underfunded pension plans	Other benefits	Total
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(15,816)	(22,861)	(8,349)	(47,026)	(16,138)	(24,073)	(9,007)	(49,218)
Fair value of assets	19,672	21,721	-	41,393	20,626	20,744	-	41,370
Effect of the asset ceiling	(3,856)	-	-	(3,856)	(4,488)	-	-	(4,488)
Liabilities	-	(1,140)	(8,349)	(9,489)	-	(3,329)	(9,007)	(12,336)
Current liabilities	-	(204)	(359)	(563)	-	(204)	(499)	(703)
Non-current liabilities	-	(936)	(7,990)	(8,926)	-	(3,125)	(8,508)	(11,633)
Liabilities	-	(1,140)	(8,349)	(9,489)	-	(3,329)	(9,007)	(12,336)

25.          Stockholders’ equity

a) Share capital

As at September 30, 2021, the share capital was R$77,300 (US$61,614 million) corresponding to 5,132,458,410 shares issued and fully paid without par value.

	September 30, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	2,204,322,997	-	2,204,322,997
Previ	415,366,682	-	415,366,682
Capital World Investors	335,249,101	-	335,249,101
Capital Research Global Investors	326,001,911	-	326,001,911
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Capital International Investors	267,888,210	-	267,888,210
Others	2,687,617,480	-	2,687,617,480
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,891,940,477	12	4,891,940,489
Shares in treasury	240,517,921	-	240,517,921
Total capital	5,132,458,398	12	5,132,458,410

The information presented above is based on the communications provided by the stockholders in connection with the Instruction 358 issued by the Brazilian Securities and Exchange Commission (“CVM”).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Share buyback program

On April 1, 2021, the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program was approved to be carried out over up to a 12-month period and the repurchased shares will be cancelled after the expiration of the program or utilized on the executive compensation programs (note 24). The shares are acquired in the stock market based on regular trading conditions.

As at September 30, 2021, the Company purchased 238,860,947 common shares at an average cost of US$20.28 per share (R$105.76 per share), representing R$25,261 (US$4,845 million). Of that amount, R$9,687 (US$1,837 million) or 99,842,600 shares were purchased through wholly owned subsidiaries and R$15,574 (US$3,008 million) or 139,018,347 shares directly by the parent company.

As the Company is close to reaching the limit for the buyback of shares in the current program, the Board of Directors approved on October 28, 2021 (subsequent event), a new share buyback program for Vale’s common share which will be limited to a maximum of 200,000,000 common shares, and their respective ADRs, representing up to 4.1% of the total number of outstanding shares. The program will be carried out over up to an 18-month period.

c) Treasury shares

The Company utilized 890,482 and 1,628,485 units from its treasury shares, for the share-based payment program of its executives (note 24), corresponding to R$37 (US$7 million) and R$68 (US$14 million) recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity, for the periods ended September 30, 2021 and 2020, respectively.

On September 16, 2021, the Board of Directors approved the cancellation of 152,016,372 common shares of the Company acquired in previous buyback programs and held in treasury, without reducing its capital stock.

d) Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of R$21,866 (US$3,972 million), equivalent to R$4.262386983 per share, which was fully paid on March 15, 2021. Of the total amount, R$4,288 (US$762 million) was in the form of interest on stockholders’ equity and R$17,578 (US$3,122 million) in the form of dividends.

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of R$11,046 (US$2,200 million), equivalent to R$2.177096137 per share, which was fully paid on June 30, 2021. Of the total amount, R$3,634 (US$724 million) relates to the anticipation of the 2021 year-end result and R$7,412 (US$1,476 million) was paid from the balance on the Company’s profit reserves.

On September 16, 2021, the Board of Directors approved the stockholder’s remuneration in the total amount of R$40,200 (US$7,391 million), equivalent to R$8.108316476 per share, which was fully paid on September 30, 2021. The amount distributed relates to the anticipation of the 2021 year-end result.

26.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In June 2021, the Company concluded the transaction for the acquisition of the interests held by Mitsui (related party) in Vale Moçambique and Nacala Logistics Corridor (note 12).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)	Transactions with related parties

	Consolidated
	Three-month period ended September 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	933	359	271	1,563	590	320	259	1,169
Cost and operating expenses	(1,466)	(30)	-	(1,496)	(1,199)	(37)	-	(1,236)
Financial result	(5)	(3)	(1,905)	(1,913)	26	(6)	(215)	(195)

	Consolidated
	Nine-month period ended September 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	2,769	1,042	882	4,693	1,268	897	697	2,862
Cost and operating expenses	(3,221)	(80)	-	(3,301)	(3,811)	(90)	-	(3,901)
Financial result	(48)	(10)	(4,118)	(4,176)	102	10	(382)	(270)

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistics Corridor, which has been consolidated since June 2021, as described in note 12.

b)	Outstanding balances with related parties

	Consolidated
	September 30, 2021				December 31, 2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Assets
Cash and cash equivalents (i)	-	-	6,787	6,787	-	-	10,820	10,820
Accounts receivable	820	111	1	932	565	236	11	812
Dividends receivable	561	-	-	561	101		-	101
Loans (ii)	-	-	-	-	5,800	-	-	5,800
Derivatives financial instruments (i)	-	-	31	31	-	-	12	12
Other assets	276	17	-	293	354	8	-	362
				-
Liabilities				-
Supplier and contractors	1,492	37	268	1,797	627	54	181	862
Loans (ii)	-	-	-	-	-	7,192	4,907	12,099
Derivatives financial instruments (i)	-	-	1,494	1,494	-	-	1,255	1,255
Other liabilities	721	432	-	1,153	1,222	248	-	1,470

(i) Refers to regular financial instruments with large financial institutions that are deemed related parties.

(ii) Refers to loans settled upon completion of the NLC acquisition (note 12).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

27.	Selected notes to Parent Company information (individual interim information)

a)	Other financial assets and liabilities

	Parent company
	Current		Non-Current
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	360	20
Derivative financial instruments	343	37	127	338
Investments in equity securities	5,801	-	33	3,438
Related parties - Loans	-	-	42	42
	6,144	37	562	3,838
Other financial liabilities
Derivative financial instruments	959	1,166	3,167	3,076
Related parties - Loans	4,072	2,484	80,440	88,908
Financial guarantees	-	-	2,926	4,558
Liabilities related to the concession grant	2,130	1,088	9,012	10,928
Advance receipts	24	9	-	-
	7,185	4,747	95,545	107,470

b)	Investments

	Parent company
	2021	2020
Balance at January 1st,	181,319	144,594
Additions and Capitalizations	598	2,039
Disposals	-	(117)
Translation adjustment	(3,477)	41,834
Equity results and others results from subsidiaries	(2,800)	3,461
Equity results and other results in associates and joint ventures	1,430	(323)
Equity results in statement of comprehensive income	2,500	(1,150)
Equity results in statement of non controlling	(1,600)	-
Dividends declared	741	(1,304)
Share buyback programs (i)	(9,687)	-
Impairment of Mineração Rio do Norte S.A.	(338)	-
Merger (ii)	(3,546)	(2,105)
Others	(1,069)	736
Balance at September 30,	164,071	187,665

(i) Refers to the share buyback program carried out by subsidiaries (note 25).

(ii) In 2021, refers to the merger of the spun-off net assets of Minerações Brasileiras Reunidas S.A., and the wholly owned subsidiaries Valesul Alumínio S.A. and Companhia Paulista de Ferro-Ligas, all approved at the Extraordinary General Meeting held on April 30, 2021. In 2020, refers to the merger of the wholly owned subsidiary Ferrous Resources do Brasil S.A., approved at the Extraordinary General Meeting held on April 30, 2020.

c)	Intangible

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2020	28,015	-	228	28,243
Additions	555	-	79	634
Disposals	(41)	-	-	(41)
Amortization	(868)	-	(60)	(928)
Balance at September 30, 2021	27,661	-	247	27,908
Cost	33,602	-	2,703	36,305
Accumulated amortization	(5,941)	-	(2,456)	(8,397)
Balance at September 30, 2021	27,661	-	247	27,908

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2019	15,993	99	179	16,271
Additions	640	-	53	693
Disposals	(24)	-	-	(24)
Amortization	(683)	(4)	(43)	(730)
Merger of Ferrous	-	-	5	5
Balance at September 30, 2020	15,926	95	194	16,215
Cost	20,969	223	2,581	23,773
Accumulated amortization	(5,043)	(128)	(2,387)	(7,558)
Balance at September 30, 2020	15,926	95	194	16,215

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d)	Property, plant and equipment

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)	-	-	-	-	-	201	-	11,255	11,456
Disposals (ii)	(1)	(20)	(33)	-	(29)	(1,010)	(2)	(265)	(1,360)
Asset retirement obligation	-	-	-	(683)	-	-	-	-	(683)
Depreciation, amortization and depletion	(1,030)	(1,238)	(1,157)	(524)	(599)	(116)	(814)	-	(5,478)
Merger of MBR	434	293	277	641	25	-	104	1,226	3,000
Transfers	981	1,393	1,943	474	408	-	1,033	(6,232)	-
Balance at September 30, 2021	28,683	30,995	11,262	8,924	12,518	1,190	7,386	17,315	118,273
Cost	40,649	44,309	22,545	12,834	19,583	1,964	16,773	17,315	175,972
Accumulated depreciation	(11,966)	(13,314)	(11,283)	(3,910)	(7,065)	(774)	(9,387)	-	(57,699)
Balance at September 30, 2021	28,683	30,995	11,262	8,924	12,518	1,190	7,386	17,315	118,273

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	28,352	30,219	10,213	7,153	12,766	2,114	6,840	8,218	105,875
Additions (i)	-	-	-	-	-	163	-	6,991	7,154
Disposals	(6)	(139)	(8)	(30)	(13)	-	(4)	(4)	(204)
Asset retirement obligation	-	-	-	(247)	-	-	-	-	(247)
Depreciation, amortization and depletion	(909)	(1,341)	(1,056)	(373)	(678)	(272)	(773)	-	(5,402)
Merger of Ferrous Resources do Brasil S.A.	679	325	73	990	-	3	6	(136)	1,940
Transfers	443	1,545	861	1,170	510	-	824	(5,353)	-
Balance at September 30, 2020	28,559	30,609	10,083	8,663	12,585	2,008	6,893	9,716	109,116
Cost	37,458	41,277	19,481	11,647	18,816	2,588	15,359	9,716	156,342
Accumulated depreciation	(8,899)	(10,668)	(9,398)	(2,984)	(6,231)	(580)	(8,466)	-	(47,226)
Balance at September 30, 2020	28,559	30,609	10,083	8,663	12,585	2,008	6,893	9,716	109,116

(i) Includes capitalized borrowing costs.

(ii) The write-off of “Right of use assets” refers to the termination of the lease agreement between Vale and MBR, which was incorporated this year.

e)	Loans and borrowings

		Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.02%	-	-	2,831	2,704
Eurobonds		-	-	-	4,783
Debentures	10.48%	1,003	555	1,171	2,021
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.17%	635	1,203	1,504	2,808
R$, with fixed interest	2.74%	79	84	11	71
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	121	232	-	58
Debt contracts in the international market in:
US$, with variable interest	2.23%	680	871	8,649	7,405
Others, with variable interest	4.09%	432	-	55	-
Accrued charges		113	369	-	-
Total		3,063	3,314	14,221	19,850

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at September 30, 2021.

The future flows of debt payments (principal) are as follows:

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Parent company
Debt principal
2021	305
2022	2,771
2023	2,326
2024	5,399
Between 2025 and 2029	1,908
2030 onwards	4,462
17,171

Reconciliation of debt to cash flows arising from financing activities

	Parent company
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	10,396	4,471	8,297	23,164
Additions	-	-	1,633	1,633
Repayments	(5,328)	(1,691)	(894)	(7,913)
Interest paid	(755)	(284)	(67)	(1,106)
Cash flow from financing activities	(6,083)	(1,975)	672	(7,386)

Effect of exchange rate	200	(341)	843	702
Interest accretion	548	207	49	804
Non-cash changes	748	(134)	892	1,506

September 30, 2021	5,061	2,362	9,861	17,284

f)	Provisions

	Parent company
	Current liabilities		Non-current liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	2,772	3,154	-	-
Environmental obligations	340	419	708	583
Asset retirement obligations	221	323	4,844	4,405
Provision related to the Candonga Consortium (i)	392	213	-	-
Provisions for litigation	429	455	5,261	4,782
Employee postretirement obligations	269	255	3,304	3,246
Provisions	4,423	4,819	14,117	13,016

(i) As at December 31, 2020, the provision related to the Candonga Consortium was presented in the balance sheet under "Others" in the current liabilities.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g)	Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	(4)	21	303	6	326
Payments	(25)	(111)	(198)	(21)	(355)
Indexation and interest	31	92	146	2	271
Merger (note 12)	79	125	4	3	211
Balance at September 30, 2021	2,491	1,217	1,942	40	5,690
Current liabilities	38	79	311	1	429
Non-current liabilities	2,453	1,138	1,631	39	5,261
	2,491	1,217	1,942	40	5,690

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,325	1,004	1,734	39	5,102
Additions and reversals, net	90	96	93	7	286
Payments	(54)	(42)	(213)	-	(309)
Indexation and interest	38	75	86	2	201
Merger of Ferrous Resources do Brasil S.A.	1	3	3	2	9
Balance at September 30, 2020	2,400	1,136	1,703	50	5,289
Current liabilities	40	80	340	1	461
Non-current liabilities	2,360	1,056	1,363	49	4,828
	2,400	1,136	1,703	50	5,289

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h)	Contingent liabilities

	Parent company
	September 30, 2021	December 31, 2020
Tax litigations	42,083	32,902
Civil litigations	7,129	5,522
Labor litigations	2,756	2,846
Environmental litigations	4,222	3,837
Total	56,190	45,107

i)	Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Nine-month period ended September 30,
	2021	2020
Income before income taxes	114,258	23,657
Income taxes at statutory rates - 34%	(38,848)	(8,043)
Adjustments that affect the basis of taxes:
Tax incentives	13,005	4,438
Equity results	(467)	1,068
Others	2,914	768
Income taxes	(23,396)	(1,769)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 28, 2021		Head of Investor Relations